As filed with the Securities and Exchange Commission on July 5, 2023

Registration Nos. 333-

811-04633

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 87	☒

(Check appropriate box or boxes)

DELAWARE LIFE NY VARIABLE ACCOUNT D

(Exact Name of Registrant)

NASSAU LIFE INSURANCE COMPANY

(Name of Depositor)

One American Row, Hartford, Connecticut 06102

(Address of Depositor’s Principal Executive Offices) (Zip Code)

860-403-5000

(Depositor’s Telephone Number, including Area Code)

The Corporation Trust Company (CT Corp)

1209 N Orange Street

Wilmington, Delaware 19801

(Name and Address of Agent for Service)

Kostas Cheliotis Vice President, General Counsel, Secretary Nassau Life Insurance Company One American Row P. O. Box 5056, Hartford, CT 06102	Dodie C. Kent, Esq. Partner Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the group flexible premium variable universal life insurance policies issued through the Registrant, as described herein, were previously registered on Form N-6 (File Nos. 333-147646; 811-04633). Upon the merger of Delaware Life Insurance Company of New York (formerly Sun Life Insurance and Annuity Company of New York), a wholly-owned subsidiary of Nassau Life Insurance Company (“NNY”), with and into NNY, NNY became the obligor of the policies and the depositor of the Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

PRIME VARIABLE UNIVERSAL LIFE INSURANCE

Variable Universal Life Insurance Policy

Issued By

Nassau Life Insurance Company

Through

Delaware Life NY Variable Account D

Supplement Dated July 5, 2023 to the

Prospectus Dated May 1, 2014

Service Office

Regular Mail: Nassau Life Insurance Company, P.O. Box 758581, Topeka, KS 66675-8581

Overnight Mail: Nassau Life Insurance Company, Mail Zone 581, 5801 S.W. 6th Avenue, Topeka, KS 66636

Phone Number for Fund Prospectuses and Other Fund Information: (888) 594-2654

Phone Number for All Other Requests: (877) 253-2323

This supplement updates certain information contained in the prospectus, dated May 1, 2014, for Prime Variable Universal Life Insurance, a group flexible premium variable universal life insurance policy. The group policy is held by a trust; individuals participating in a group are issued certificates under the policy (the “Certificates”). The prospectus describes all the features of the policy that relate to the Certificates. The prospectus, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on May 1, 2014 (File No. 333-147646), is hereby incorporated by reference. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Nassau Life Insurance Company (“NNY”) is supplementing the prospectus primarily to provide information about the merger of Delaware Life Insurance Company of New York (“DLNY”), a wholly-owned subsidiary of NNY, with and into NNY (the “Merger”).

As previously disclosed, on September 7, 2022, NNY entered into an agreement with DLNY, whereby NNY agreed to purchase DLNY. The purchase of DLNY by NNY was completed on July 1, 2023. On July 5, 2023, DLNY merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, DLNY’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties, and obligations of DLNY, including those related to Delaware Life NY Variable Account D (the “Variable Account” or “Variable Account D”). Upon completion of the Merger, the Variable Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Variable Account and responsibility for the liabilities and obligations of all outstanding Certificates.

The Merger did not affect the terms of, or the rights and obligations under, the Certificates other than to change the insurance company that provides Certificate benefits from DLNY to NNY. The Certificates continue to be funded by the Variable Account. Certificate values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Certificate owners.

Upon the acquisition of DLNY by NNY, 1851 Securities, Inc. (an affiliate of NNY) replaced Clarendon Insurance Agency, Inc. as the principal underwriter for the Certificates.

For information or service concerning the Certificate, you may contact us at our Service Office.

Additional information about certain investment products, including variable life insurance, has been prepared by the SEC’s staff and is available at Investor.gov.

Reminder of Certain Changes to the Certificate Prior to the Merger

As a reminder, prior to August 2, 2013, the issuer of the Certificate was Sun Life Insurance and Annuity Company of New York (“SLNY”), which was owned by Sun Life Assurance Company of Canada (U.S.). On August 2, 2013, Delaware Life Holdings, LLC purchased Sun Life Assurance Company of Canada (U.S.) and, consequently, became the owner of SLNY. Following that change in ownership of SLNY: (i) SLNY was renamed “Delaware Life Insurance Company of New York”; (ii) the name of the Variable Account was changed from “Sun Life (N.Y.) Variable Account D” to “Delaware Life NY Variable Account D”; (iii) the name of the Certificate was changed from “Sun Prime Variable Universal Life Insurance” to “Prime Variable Universal Life Insurance”; and (iv) all references to “Sun” and “Sun Life” in the names of Certificate features and benefits were removed.

Revisions to the Prospectus

The following describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

1.

References to DLNY (including references to “Sun Life Insurance and Annuity Company of New York,” the “Company,” “we,” “us,” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to NNY.

2.

On the cover page, the list of Funds and the related footnotes are deleted. Please see “Appendix – Funds Available Under the Certificate” below for a current list of Funds available under the Certificate.

3.	Under the section “Risk/Benefit Summary of Certificate”:

•	The following is added as the fourth bullet point under the sub-section “Premium Payments”:

Payment of insufficient premiums may result in lapse of the Certificate.

•	The following is added as the fourth paragraph under the sub-section, “Investment Options”:

Additional information about each Fund is provided in an appendix to this prospectus. See “Appendix – Funds Available Under the Certificate” below.

4.

In the Fee Table section, the table showing the minimum and maximum total annual operating expenses of the Funds is replaced with the information below. Please note that the fees and expenses of the Certificate have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Funds.

The table below shows the minimum and maximum total operating expenses charged by the Funds, as of December 31, 2022, that you may pay periodically during the time that you own the Certificate. A complete list of Funds available under the Certificate, including their annual expenses, may be found in “Appendix – Funds Available Under the Certificate.” Please note that Fund expenses may be higher or lower in the future.

Annual Fund Expenses

	Minimum	Maximum

(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.35%	2.07%

5.	The section “Sun Life Insurance and Annuity Company of New York,” which was changed to “Delaware Life Insurance Company of New York” in a prior supplement, is replaced with the following:

Nassau Life Insurance Company

NNY, with its home office at One American Row, Hartford, Connecticut 06102, is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

NNY is part of Nassau Financial Group L.P. (the “Nassau Group”). NNY has been operating as an insurance company since 1851. It was acquired by the Nassau Group in 2016. 1851 Securities, Inc., which is the principal underwriter for the Certificates, is an affiliate of NNY.

The assets of our general account support our insurance obligations and are subject to general liabilities from our business operations and to claims by our general creditors. Amounts paid by us under your Certificate that are not paid from the Variable Account (such as death benefits) are paid from our general account. Any such payments are subject to our financial strength and claims-paying ability.

We encourage Certificate owners to read and understand our financial statements. Our audited financial statements, as well as the audited financial statements of the Variable Account, are located in the Statement of Additional Information (“SAI”). Contact our Service Office to obtain the SAI free of charge.

6.	Under “The Funds”:

•	The first four sentences of the first paragraph are replaced with the following:

Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

Information about each underlying Fund available under the Certificate, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See “Appendix – Funds Available Under the Certificate” below.

There is no guarantee that any Fund will achieve its stated objective. The Sub-Account that invests in a particular Fund has a name similar to that Fund.

More comprehensive information about the Funds is found in the current prospectuses for the Funds, which may be amended from time to time. The Fund prospectuses should be read carefully and in conjunction with this prospectus. You may obtain another copy of each Fund prospectus, as well as a Statement of Additional Information for each Fund, without charge by contacting our Service Office at (888) 594-2654.

•	The last paragraph of the initial sub-section is deleted.

•	The sub-section “Fund Investment Advisers and Subadvisers” is deleted.

7.	The following section is added immediately after the section titled “Termination of Certificate.” Please note that the lapse provisions of your Certificate have not changed as a result of the Merger.

Lapse

If the No-Lapse Guarantee does not apply to your Certificate, your Certificate will lapse if the Cash Surrender Value at the beginning of any Certificate Month is less than the charges and deductions then due. Upon lapse, we will send you notice and allow you a 61-day Grace Period. During the Grace Period, your Certificate’s values and death benefits will be determined in the same manner as prior to lapse. If, within the Grace Period, you do not make a premium payment sufficient to cover all charges and deductions due, the Certificate will terminate at the end of the Grace Period. If the Certificate terminates, all coverage ceases and no benefits are payable. Your Certificate will not have a Cash Surrender Value upon termination due to lapse.

If the No-Lapse Guarantee does apply to your Certificate, your Certificate will not lapse if the premiums paid less partial withdrawals less Certificate Debt exceed the sum of Minimum Monthly Premiums from the Certificate Date to the Valuation Date. See “Account Value – Minimum Premium Test” for additional information. If you have paid insufficient premiums to maintain the No-Lapse Guarantee, or if the No-Lapse Guarantee has expired, your Certificate may lapse and terminate as described in the previous paragraph.

If your Certificate terminates due to lapse, you may be able to reinstate your Certificate. See “Reinstatement.”

8.	The section “Federal Income Tax Considerations” is replaced with the following:

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice. You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively. New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts. Any person contemplating the purchase of a Certificate or any transaction involving a Certificate should consult a qualified tax adviser. We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Certificate or any transaction involving a Certificate.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code. Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value. Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Certificate, is not taxable to us. Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account. Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor. We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the Variable Account.

Taxation of Certificate Proceeds

Section 7702 of the Code provides certain tests for whether a certificate will be treated as a “life insurance contract” for tax purposes. Provided that the certificate owner of the Certificate has an insurable interest in the Insured, we believe that the Certificate meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract. As such, the Death Benefit under the Certificate will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the certificate owner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts and the Fixed Account, until actual receipt thereof.

However, You may be taxed on all of the accumulated income under the Certificate on its maturity date and there can be no assurance that an election to extend the maturity date of the Certificate will avoid that result.

To qualify as a life insurance contract under Section 7702, the Certificate must satisfy certain actuarial requirements. Section 7702 requires that actuarial calculations be based on mortality charges that meet the “reasonable mortality charge” requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Certificate. The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues. Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Certificates issued to so-called “sub-standard risks”) meet the applicable requirements, we cannot be certain. It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Certificate to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code. We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations. The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test. If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets. In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets. In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances. We do not believe that the differences between the Certificate and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying. Nevertheless, You should consult with a qualified tax adviser on the potential impact of the “owner control” rules of the IRS as they relate to the investment decisions and activities You may undertake with respect to the Certificate.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a certificate holder which is, or which is affiliated with, an investment manager. Any investment manager or affiliate who purchases a Certificate assumes the risk that it may be treated as the owner of the investments underlying the Certificate under the “owner control” rules because of the investment manager’s control over assets held under the Certificate.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject. Accordingly, we reserve the right to modify the Certificate as necessary to attempt to prevent You from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify You if we determine that it is no longer practicable to maintain the Certificate in a manner that was designed to prevent You from being considered the owner of the assets of the Variable Account. You bear the risk that You may be treated as the owner of Variable Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Certificate depend on whether the Certificate is classified as a Modified Endowment Contract under Section 7702A of the Code. Due to the flexibility of the payment of premiums and other rights You have under the Certificate, classification of the Certificate as a Modified Endowment Contract will depend upon the individual operation of each Certificate. A Certificate is a Modified Endowment Contract if the

aggregate amount paid under the Certificate at any time during the first seven Certificate Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Certificate provided for paid up future benefits after the payment of seven level annual premiums. If there is a reduction in benefits during the first seven Certificate Years, the foregoing computation is made as if the Certificate originally had been issued at the reduced benefit level. If there is a “material change” to the Certificate, the seven year testing period for Modified Endowment Contract status is restarted. A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

We have undertaken measures to prevent payment of a premium from inadvertently causing the Certificate to become a Modified Endowment Contract. In general, You should consult a qualified tax adviser before undertaking any transaction involving the Certificate to determine whether such a transaction would cause the Certificate to become a Modified Endowment Contract.

If a Certificate is not a Modified Endowment Contract, cash distributions from the Certificate are treated first as a nontaxable return of the owner’s Investment in the Certificate (as defined below) and then as a distribution of the income earned under the Certificate, which is subject to ordinary income tax. (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Certificate in the first fifteen contract years. Such a cash distribution is taxed in whole or in part as ordinary income.) Loans from, or secured by, a Certificate that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner’s gross income. However, the tax treatment of loans from such a Certificate after the tenth Certificate Year is uncertain. You should consult a tax adviser regarding such loans.

If a Certificate is a Modified Endowment Contract, distributions from the Certificate are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid certificate loans) immediately before the distribution over the Investment in the Certificate (as defined below). Loans taken from, or secured by, such a Certificate, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Certificate. A 10% additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 1⁄2, is attributable to the certificate owner’s becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the certificate owner or the joint lives (or joint life expectancies) of the certificate owner and the certificate owner’s Beneficiary. These exceptions are not likely to apply where the Certificate is not owned by an individual (or held in trust for an individual). For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us to the same certificate owner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of certificate loan interest on a federal income tax return. You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Certificate, the amount by which the sum of the Certificate’s Cash Surrender Value and any unpaid Certificate Debt exceeds the certificate owner’s “Investment in the Certificate” (as defined below) is treated as ordinary income subject to tax and, if the Certificate is a Modified Endowment Contract, the 10% additional tax discussed above may apply also. Any loss incurred upon surrender generally is not deductible.

The term “Investment in the Certificate” means-

•	the aggregate amount of any premiums or other consideration paid for a Certificate, minus

•	the aggregate amount received under the Certificate which is excluded from the certificate owner’s gross income (other than loan amounts), plus

•	the amount of any loan from, or secured by, the Certificate that is a Modified Endowment Contract (as defined above) to the extent that such amount is included in the certificate owner’s gross income.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Certificate will include any unpaid Certificate Debt on a Certificate that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Certificate is not a Modified Endowment Contract, then the Investment in the Certificate is not affected by the receipt of a loan from, or secured by a Certificate, unless the loan is treated as a distribution.

Whether or not the Certificate is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Certificate will affect the amount of the Investment in the Certificate.

A certificate owner generally will not recognize gain upon the exchange of the Certificate for another life insurance policy issued by us or another insurance company, except to the extent that the certificate owner receives cash in the exchange or is relieved of certificate indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Certificate’s Account Value (which includes unpaid certificate loans) exceeds the certificate owner’s Investment in the Certificate.

A transfer of the Certificate, a change in the certificate owner, a change in the beneficiary, certain other changes to the Certificate and particular uses of the Certificate (including use in a so called “split-dollar” arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if You transfer the Certificate or designate a new certificate owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in your taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee. Further, in such a case, if the consideration received exceeds your Investment in the Certificate, the difference will be taxed to You as ordinary income.

Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contracts will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances). These rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business. Any business contemplating the purchase of a Certificate on the life of an employee should consult with its legal and tax advisers regarding the applicability of these Code provisions to the proposed purchase.

A tax adviser should also be consulted with respect to the Treasury’s split dollar regulations if You have purchased or are considering the purchase of a Certificate for a split dollar insurance plan. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.

Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Certificate Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

Certificate owners should consult a tax advisor about the treatment of the policy under the Code and Treasury Regulations applicable to reportable transactions.

Other Tax Considerations

The transfer of the Certificate or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Certificate to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Certificate owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Certificate proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax on Investment Income

A 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax adviser about the impact of this new tax on distributions from the Certificate.

Loan Lapse Protection Rider

This Certificate may be purchased with the intention of accumulating cash value on a tax-free basis for some period (for example, until retirement) and then periodically borrowing from the Certificate, relying on the Loan Lapse Protection Rider to keep the Certificate from lapsing. The aim of this strategy is to continue borrowing from the Certificate until its cash value is just enough to pay off the Certificate loans that have been taken out. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, this strategy will fail to achieve its goal if the Certificate is a Modified Endowment Contract or becomes a Modified Endowment Contract after the periodic borrowing begins. Second, this strategy has not been ruled on by the Internal Revenue Service or the courts and it may be subject to challenge by the IRS, because it is possible that loans under this Certificate will be treated as taxable distributions. Finally, there is a significant risk that poor investment performance, together with ongoing deductions for insurance charges, will lead to a substantial decline in the Certificate’s cash value that could result in the Certificate being treated for tax purposes as having lapsed. In that event, assuming Certificate loans have not already been subject to tax as distributions, a significant tax liability could arise when the lapse is deemed to have occurred. Anyone considering purchasing the Certificate with the Loan Lapse Protection Rider should, before purchasing the Certificate, consult a competent tax adviser about the tax risks inherent in exercising the Loan Lapse Protection Rider.

Life Insurance Purchases by Residents of Puerto Rico

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the IRS announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Certificate could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Certificate.

9.	Under the section “Distribution of Certificate,”

•	The first paragraph is replaced with the following:

The Certificate is no longer offered for new sales, but existing Certificate owners may continue to make additional premium payments (except as otherwise described in this prospectus). As such, the Certificate is considered to be continuously offered by NNY and the Variable Account.

Prior to the acquisition of DLNY by NNY, Clarendon Insurance Agency, Inc. (“Clarendon”) served as principal underwriter for the Certificates. As a result of the acquisition of DLNY by NNY, effective July 1, 2023, 1851 Securities, Inc. (“1851”), an affiliate of NNY due to common control, assumed the role of the principal underwriter for the Certificates. 1851 also serves as principal underwriter for other variable insurance products issued by NNY and its affiliated companies. NNY or an affiliate thereof reimburses 1851 for expenses that 1851 incurs in serving its principal underwriting function for variable insurance products of NNY. 1851 does not receive or retain any fees imposed by NNY under variable insurance products issued by NNY; however, 1851 may receive 12b-1 fees and other payments from underlying Funds or their affiliates.

1851’s principal executive offices are located at One American Row, Hartford, CT 06102. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

Certificates were sold by licensed insurance agents (the “Selling Agents”) in those states where the Certificate could be lawfully sold. Such Selling Agents were registered representatives of affiliated and unaffiliated broker-dealer firms (the “Selling Broker-Dealers”) registered under the Securities Exchange Act of 1934 and members of FINRA who had entered into selling agreements with the Company and the principal underwriter.

•	The last paragraph, regarding historical commissions paid to Clarendon, is deleted.

10.	The section “Other Information – Legal Proceedings” is replaced with the following:

Legal Proceedings

NNY is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming NNY as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The Variable Account and principal underwriter are not currently involved in any litigation or arbitration. NNY periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is NNY’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration, or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the Variable Account, the ability of the principal underwriter to perform its contract with the Company and the Variable Account, or the ability of the Company to meet its obligations under the Certificates.

Nor does the Company expect that any such matters will have a material adverse effect on the financial condition of the Company, beyond the amounts already reported in the financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration, and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on NNY’s results of operations or cash flows in particular quarterly or annual periods.

11.	The following new section is added immediately after the “Other Information – Legal Proceedings” section:

Cybersecurity and Business Continuity Risks

Our variable product business is dependent upon the effective operation of our computer systems and those of our business partners, and so our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your interest in the Certificate. There may be an increased risk of cyberattacks during periods of geo-political or military conflict.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, geo-political disputes, military actions, malicious acts and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities.

12.	The section “Other Information – Experts” is deleted.

13.	The section “Other Information – Financial Statements” is replaced with the following:

Financial Statements

Financial statements of the Variable Account and NNY are included in the SAI. For a free copy of the SAI, contact our Service Office.

14.	“Appendix C – Privacy Policy” is deleted.

15.	The following is added immediately after the section “Privacy Policy”

Appendix –

Funds Available Under the Certificate

The following is a list of Funds available under the Certificate. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time. You can also request this information at no cost by calling (888) 594-2654 or by sending an email request to customer.relations@delawarelife.com.

The current expenses and performance information below reflects the fees and expenses of the Funds, but do not reflect the other fees and expenses that your Certificate may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Maximize total return consistent with the Adviser’s determination of reasonable risk	AB VPS Balanced Hedged Allocation Portfolio (Class B) - AllianceBernstein, L.P.	0.97%	-19.17%	2.06%	5.37%
Seeks long-term growth of capital	AB VPS International Value Portfolio (Class B) [1] - AllianceBernstein, L.P.	1.13%	-13.80%	-2.55%	2.51%
Seeks high total investment return	BlackRock Global Allocation V.I. Fund (Class III) - BlackRock Advisors, LLC BlackRock (Singapore) Limited	1.01%	-16.07%	3.25%	4.81%

Seeks to provide shareholders with long-term capital growth	Columbia Variable Portfolio - Large Cap Growth Fund (Class 2) - Columbia Management Investment Advisers, LLC	0.95%	-31.53%	8.94%	12.31%
Seeks long-term capital appreciation	Wanger Acorn [1] - Columbia Wanger Asset Management, LLC	0.95%	-33.46%	3.06%	8.21%
Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 200 Index, which emphasizes stocks of small US companies	DWS Small Cap Index VIP (Class B) [2] - DWS Investment Management Americas, Inc. Northern Trust Investments, Inc.	0.67%	-20.89%	3.54%	8.46%
Seeks income and capital growth consistent with reasonable risk	Fidelity® Variable Insurance Products Balanced Portfolio (Service Class 2) - Fidelity Management & Research Company, LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.72%	-18.19%	6.93%	8.63%
Seeks long-term capital appreciation	Fidelity® Variable Insurance Products Contrafund® Portfolio (Service Class 2) - Fidelity Management & Research Company, LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.85%	-26.49%	8.39%	11.15%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond	Fidelity® Variable Insurance Products Freedom 2015 Portfolio (Service Class 2) [2] - Fidelity Management & Research Company, LLC	0.69%	-14.79%	3.04%	5.26%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond	Fidelity® Variable Insurance Products Freedom 2020 Portfolio (Service Class 2) [2] - Fidelity Management & Research Company, LLC	0.73%	-15.97%	3.47%	5.79%

Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond	Fidelity® Variable Insurance Products Freedom 2030 Portfolio (Service Class 2) [2] - Fidelity Management & Research Company, LLC	0.79%	-17.09%	4.34%	7.22%
Long term growth of capital	Fidelity® Variable Insurance Products Index 500 Portfolio (Service Class 2) - Fidelity Management & Research Company, LLC Geode Capital Management, LLC	0.35%	-18.42%	9.03%	12.17%
Long term growth of capital	Fidelity® Variable Insurance Products Mid Cap Portfolio (Service Class 2) - Fidelity Management & Research Company, LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.86%	-14.97%	5.68%	9.69%
Seeks long-term growth of capital by investing primarily in equities issued by non-U.S. corporations	First Eagle Overseas Variable Fund - First Eagle Investment Management, LLC	1.40%	-8.17%	1.48%	3.98%
Seeks capital appreciation with a secondary goal being income	Franklin Allocation VIP Fund (Class 2) [2] - Franklin Advisers, Inc. Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, Western Asset Management Company, LLC, Western Asset Management Company Limited	0.82%	-16.00%	2.57%	5.56%
Maximize income while maintaining prospects for capital appreciation	Franklin Income VIP Fund (Class 2) - Franklin Advisers, Inc.	0.71%	-5.47%	4.30%	5.51%
Seeks capital appreciation with a secondary goal being income	Franklin Mutual Shares VIP Fund (Class 2) - Franklin Mutual Advisers, LLC	0.94%	-7.43%	3.15%	6.73%
Seeks long term total return	Franklin Small Cap Value VIP Fund (Class 2) - Franklin Mutual Advisers, LLC	0.91%	-10.06%	5.48%	9.09%

Seeks high level of current income with a secondary goal of long-term capital appreciation	Franklin Strategic Income VIP Fund (Class 2) - Franklin Advisers, Inc.	1.06%	-10.75%	-0.07%	1.30%
Seeks income	Franklin U.S. Government Securities VIP Fund (Class 2) - Franklin Advisers, Inc.	0.76%	-9.75%	-0.58%	0.06%
Long-term capital growth	Templeton Growth VIP Fund (Class 2) - Templeton Global Advisors Limited	1.12%	-11.50%	-0.76%	4.05%
Long-term capital appreciation	Invesco V.I. American Value Fund (Series II) - Invesco Advisers, Inc.	1.14%	-2.86%	6.32%	8.60%
Seeks capital appreciation	Invesco V.I. Capital Appreciation Fund (Series II) - Invesco Advisers, Inc.	1.05%	-30.96%	8.00%	10.81%
Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks	Invesco V.I. Comstock Fund (Series II) - Invesco Advisers, Inc.	1.00%	0.85%	7.76%	10.74%
Objective is long-term growth of capital	Invesco V.I. Core Equity Fund (Series I) - Invesco Advisers, Inc.	0.80%	-20.55%	6.19%	8.30%
Both capital appreciation and current income	Invesco V.I. Equity and Income Fund (Series II) - Invesco Advisers, Inc.	0.82%	-7.71%	5.35%	8.12%
Long-term growth of capital	Invesco V.I. EQV International Equity Fund (Series I) - Invesco Advisers, Inc.	0.91%	-18.31%	1.51%	4.41%
Seeks capital appreciation	Invesco V.I. Global Fund (Series II) - Invesco Advisers, Inc.	1.06%	-31.94%	2.59%	7.59%
Seeks capital appreciation	Invesco V.I. Main Street Fund® (Series II) [1] - Invesco Advisers, Inc.	1.05%	-20.31%	6.89%	10.49%
Seeks long-term capital appreciation	M Capital Appreciation Fund - M Financial Investment Advisers, Inc. Frontier Capital Management Company, LLC	1.00%	-18.14%	4.65%	10.21%

Seeks long-term capital appreciation	M International Equity Fund - M Financial Investment Advisers, Inc. Dimensional Fund Advisors LP	0.68%	-14.16%	-0.16%	2.48%
Seeks long-term capital appreciation	M Large Cap Growth Fund - M Financial Investment Advisers, Inc. DSM Capital Partners LLC	0.76%	-25.41%	8.60%	12.73%
Seeks long-term capital appreciation	M Large Cap Value Fund - M Financial Investment Advisers, Inc. Brandywine Global Investment Management, LLC	0.63%	-1.45%	5.80%	9.35%
Seeks capital appreciation	MFS® VIT III Blended Research® Small Cap Equity Portfolio (Initial Class) - Massachusetts Financial Services Company	0.54%	-18.37%	5.41%	10.49%
Seeks a high level of total return consistent with a conservative level of risk relative to the other MFS Asset Allocation Portfolios	MFS® VIT III Conservative Allocation Portfolio (Initial Class) - Massachusetts Financial Services Company	0.69%	-15.39%	2.94%	4.49%
Seeks total return with an emphasis on current income, but also considers capital appreciation	MFS® VIT II Corporate Bond Portfolio (Service Class) - Massachusetts Financial Services Company	0.88%	-16.62%	0.03%	1.63%
Seeks capital appreciation	MFS® VIT II Emerging Markets Equity Portfolio (Service Class) - Massachusetts Financial Services Company	1.48%	-19.94%	-3.26%	-0.27%
Seeks total return	MFS® VIT III Global Real Estate Portfolio (Initial Class) - Massachusetts Financial Services Company	0.92%	-26.94%	3.49%	5.91%
Seeks capital appreciation	MFS® VIT II Global Tactical Allocation Portfolio (Service Class) - Massachusetts Financial Services Company	1.02%	-7.44%	1.83%	3.54%
Seeks total return with an emphasis on current income, but also considering capital appreciation	MFS® VIT II Government Securities Portfolio (Service Class) - Massachusetts Financial Services Company	0.83%	-12.45%	-0.64%	0.14%

Seeks a high level of total return consistent with a greater than moderate level of risk relative to the other MFS Asset Allocation Portfolios	MFS® VIT III Growth Allocation Portfolio (Initial Class) - Massachusetts Financial Services Company	0.82%	-18.27%	5.69%	8.20%
Seeks capital appreciation	MFS® VIT Growth Series (Initial Class) - Massachusetts Financial Services Company	0.74%	-31.63%	9.57%	13.05%
Seeks total return with an emphasis on high current income, but also considering capital appreciation	MFS® VIT II High Yield Portfolio (Initial Class) - Massachusetts Financial Services Company	0.72%	-10.51%	1.60%	3.26%
Seeks total return that exceeds the rate of inflation over the long-term, with an emphasis on current income, but also considering capital appreciation.	MFS® VIT III Inflation-Adjusted Bond Portfolio (Initial Class) - Massachusetts Financial Services Company	0.57%	-21.55%	-1.31%	-0.28%
Seeks capital appreciation	MFS® VIT II International Growth Portfolio (Service Class) - Massachusetts Financial Services Company	1.13%	-15.18%	4.24%	6.03%
Seeks total return with an emphasis on current income, but also considering capital preservation	MFS® VIT III Limited Maturity Portfolio (Initial Class) - Massachusetts Financial Services Company	0.45%	-4.14%	1.31%	1.19%
Seeks capital appreciation	MFS® VIT Mid Cap Growth Series (Initial Class) - Massachusetts Financial Services Company	0.80%	-28.70%	9.28%	12.53%
Seeks capital appreciation	MFS® VIT III Mid Cap Value Portfolio (Initial Class) - Massachusetts Financial Services Company	0.79%	-8.79%	7.58%	10.86%
Seeks a high level of total return consistent with a moderate level of risk relative to the other MFS Asset Allocation Portfolios	MFS® VIT III Moderate Allocation Portfolio (Initial Class) - Massachusetts Financial Services Company	0.73%	-16.76%	4.53%	6.57%
Seeks capital appreciation	MFS® VIT New Discovery Series (Initial Class) - Massachusetts Financial Services Company	0.87%	-29.76%	7.81%	9.99%
Seeks capital appreciation	MFS® VIT III New Discovery Value Portfolio (Initial Class) - Massachusetts Financial Services Company	0.88%	-10.96%	8.20%	11.84%

Seeks capital appreciation	MFS® VIT II Research International Portfolio (Service Class) - Massachusetts Financial Services Company	1.21%	-17.80%	2.43%	4.42%
Seeks capital appreciation	MFS® VIT Research Series (Initial Class) - Massachusetts Financial Services Company	0.79%	-17.21%	8.90%	11.68%
Seeks total return with emphasis on current income, but also considering capital appreciation	MFS® VIT Total Return Bond Series (Initial Class) - Massachusetts Financial Services Company	0.53%	-13.93%	0.19%	1.39%
Seeks total return	MFS® VIT Total Return Series (Service Class) - Massachusetts Financial Services Company	0.86%	-9.84%	4.91%	7.07%
Seeks a high level of current income consistent with preservation of capital and liquidity	MFS® VIT II U.S. Government Money Market Portfolio (Initial Class) - Massachusetts Financial Services Company	0.45%	1.17%	0.86%	0.46%
Seeks total return	MFS® VIT Utilities Series (Service Class) - Massachusetts Financial Services Company	1.03%	0.48%	8.73%	8.35%
Seeks capital appreciation	MFS® VIT Value Series (Service Class) - Massachusetts Financial Services Company	0.94%	-6.14%	7.08%	10.77%
Seeks capital appreciation	MFS® VIT Value Series (Initial Class) - Massachusetts Financial Services Company	0.69%	-5.91%	7.35%	11.05%
Seeks long-term capital growth by investing primarily in common stocks and other equity securities	Morgan Stanley Discovery Portfolio (Class II) - Morgan Stanley Investment Management, Inc.	1.05%	-62.97%	5.10%	7.87%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT CommodityRealReturn® Strategy Portfolio (Administrative Class) - Pacific Investment Management Company LLC	1.29%	8.61%	7.03%	-1.56%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class) - Pacific Investment Management Company LLC	1.04%	-15.71%	-0.85%	0.97%

Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Global Managed Asset Allocation Portfolio (Administrative Class) - Pacific Investment Management Company LLC	1.20%	-18.36%	3.52%	3.12%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Real Return Portfolio (Administrative Class) [1] - Pacific Investment Management Company LLC	0.77%	-11.90%	1.96%	0.90%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Total Return Portfolio (Administrative Class) [1] - Pacific Investment Management Company LLC	0.67%	-14.30%	-0.18%	0.92%

1 Not available for Certificates with Investment Start Dates on or after October 6, 2008.

2 Fund is closed to new payments and transfers and is not available to Certificates issued on or after October 31, 2011.

16.	The information on the back cover page is replaced with the following:

To learn more about the Certificate, NNY, and the Variable Account, you may obtain a copy of the SAI, dated May 1, 2014, as supplemented as of July 5, 2023. The SAI is incorporated by reference into this prospectus. For a free copy of the SAI, or for general inquiries, contact our Service Office.

Reports and other information about NNY and the Variable Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov.

PRIME VARIABLE UNIVERSAL LIFE INSURANCE

Variable Universal Life Insurance Policy

Issued By

Nassau Life Insurance Company

Through

Delaware Life NY Variable Account D

Supplement Dated July 5, 2023 to the

Statement of Additional Information Dated May 1, 2014

Service Office

Regular Mail: Nassau Life Insurance Company, P.O. Box 758581, Topeka, KS 66675-8581

Overnight Mail: Nassau Life Insurance Company, Mail Zone 581, 5801 S.W. 6th Avenue, Topeka, KS 66636

Phone Number for Fund Prospectuses and Other Fund Information: (888) 594-2654

Phone Number for All Other Requests: (877) 253-2323

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2014, for Prime Variable Universal Life Insurance, a group flexible premium variable universal life insurance policy. The group policy is held by a trust; individuals participating in a group are issued certificates under the policy (the “Certificates”). The SAI, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on May 1, 2014 (File No. 333-147646), is incorporated by reference. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

Nassau Life Insurance Company (“NNY”) is supplementing the SAI primarily to provide information about the merger of Delaware Life Insurance Company of New York (“DLNY”), a wholly-owned subsidiary of NNY, with and into NNY (the “Merger”).

As previously disclosed, on September 7, 2022, NNY entered into an agreement with DLNY, whereby NNY agreed to purchase DLNY. The purchase of DLNY by NNY was completed on July 1, 2023. On July 5, 2023, DLNY merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, DLNY’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties, and obligations of DLNY, including those related to Delaware Life NY Variable Account D (the “Variable Account” or “Variable Account D”). Upon completion of the Merger, the Variable Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Variable Account and responsibility for the liabilities and obligations of all outstanding Certificates.

The Merger did not affect the terms of, or the rights and obligations under, the Certificates other than to change the insurance company that provides Certificate benefits from DLNY to NNY. The Certificates continue to be funded by the Variable Account. Certificate values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Certificate owners.

Upon the acquisition of DLNY by NNY, 1851 Securities, Inc. (an affiliate of NNY) replaced Clarendon Insurance Agency, Inc. as the principal underwriter for the Certificates.

For information or service concerning the Certificate, you may contact us at our Service Office.

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

1.

References to DLNY (including references to “Sun Life Insurance and Annuity Company of New York,” the “Company,” “we,” “us,” and “our”) throughout the SAI that are not otherwise addressed below are replaced with references to NNY.

As a reminder, prior to August 2, 2013, the issuer of the Certificate was Sun Life Insurance and Annuity Company of New York (“SLNY”), which was owned by Sun Life Assurance Company of Canada (U.S.). On August 2, 2013, Delaware Life Holdings, LLC purchased Sun Life Assurance Company of Canada (U.S.) and, consequently, became the owner of SLNY. Following that change in ownership of SLNY, as disclosed previously: (i) SLNY was renamed “Delaware Life Insurance Company of New York”; (ii) the name of the Variable Account was changed from “Sun Life (N.Y.) Variable Account D” to “Delaware Life NY Variable Account D”; (iii) the name of the Certificate was changed from “Sun Prime Variable Universal Life Insurance” to “Prime Variable Universal Life Insurance”; and (iv) all other references to “Sun” and “Sun Life” in the names of Certificate features and benefits were removed.

2.	The section “THE COMPANY AND THE VARIABLE ACCOUNT” is replaced with the following:

NASSAU LIFE INSURANCE COMPANY

NNY is a stock life insurance company organized under the laws of the State of New York. NNY has been operating as an insurance company since 1851. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

The immediate parent of NNY is The Nassau Companies of New York, a Delaware corporation. The Nassau Companies of New York is ultimately controlled by David Dominik. Mr. Dominik ultimately controls NNY through the following intervening companies: The Nassau Companies, Nassau Insurance Group Holdings, L.P., Nassau Insurance Group Holdings GP, LLC and Nassau Financial Group GP Ltd. The nature of the business of Mr. Dominik and the intervening companies includes investing in companies engaged in the business of insurance.

Information about the Variable Account is included in the prospectus.

3.	The sections “CUSTODIAN,” “EXPERTS,” and “DISTRIBUTION AND UNDERWRITING OF THE CERTIFICATE” are replaced with the following:

CUSTODIAN

NNY, subject to applicable laws and regulations, is the custodian of the securities held in the Variable Account. NNY maintains the records and accounts of the Variable Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, 755 Main Street 11th Floor, Hartford, Connecticut, 06103, is the independent registered public accounting firm for the Variable Account and the independent auditor for NNY.

PRINCIPAL UNDERWRITER

NNY and the Variable Account have entered into a Principal Underwriting Agreement with 1851 Securities, Inc. (“1851”), which became effective on July 1, 2023, pursuant to which 1851 serves as principal underwriter for the Certificates. 1851, an affiliate of NNY, has its principal business address at One American Row, Hartford, CT 06102. NNY is no longer offering the Certificate for new sales, but Certificate owners may continue to make additional premium payments under their Certificates (except as described in the prospectus). 1851 does not retain any commissions paid by NNY, but it is reimbursed by NNY for expenses it incurs for performing its underwriting function. 1851 assumed the role of principal underwriter for the Certificates on July 1, 2023. Consequently, it did not receive any commissions from the Variable Account in connection with the distribution of the Certificates during the fiscal years ended December 31, 2022, 2021, or 2020.

Clarendon Insurance Agency, Inc. (“Clarendon”) was the previous principal underwriter for the Certificates. During the fiscal years ended December 31, 2022, 2021, and 2020, Clarendon received underwriting commissions of approximately $973.85, $901.99, and $730.75, respectively, in connection with the distribution of the Certificate. Clarendon did not retain any of these amounts.

OTHER SERVICE PROVIDERS

Pursuant to a transition services agreement between NNY and Delaware Life Insurance Company (“DLIC”) (the former parent company of DLNY), DLIC serves as an administrator of the Certificates. Under the agreement, DLIC provides systems, reporting, customer, and other services to NNY and the Variable Account. DLIC provides such services at cost, with reimbursement of DLIC to be paid by NNY (not the Variable Account). DLIC’s principal business address is 1601 Trapelo Road, Suite 30, Waltham, MA, 02451. We expect this agreement to remain in place until at least July 1, 2024.

4.	The section “FINANCIAL STATEMENTS” is replaced with the following:

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Certificate owners in the Variable Account will be affected solely by the investment results of the Sub-Accounts. The financial statements of NNY as contained herein should be considered only as bearing upon NNY’s ability to meet its obligations to Certificate owners under the Certificates, and they should not be considered as bearing on the investment performance of the Sub-Accounts.

FINANCIAL STATEMENTS

The following financial statements are incorporated by reference to another filing with the SEC, as indicated:

•

Audited financial statements of each of the Sub-Accounts of the Variable Account as of December 31, 2022 and for each of the years or periods in the one-year or two-year period then ended, as applicable, and the financial highlights for each of the years or periods in the five-year period then ended are incorporated herein by reference to the financial statements of the Variable Account in the N-VPFS filed with the SEC by the Variable Account on April 27, 2023 (File No. 811-04633)

•

Audited statutory financial statements of NNY as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, are incorporated herein by reference to the financial statements of NNY in the N-VPFS filed with the SEC by Nassau Life Variable Universal Life Account on April 28, 2023 (File No. 811-04721)

In the audited financial statements of each of the Sub-Accounts of the Variable Account, the statements of assets and liabilities as of December 31, 2022, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the two-year period then ended; and the audited statutory financial statements of NNY as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, have been incorporated by reference into the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, accompanying those financial statements, and upon the authority of said firm as experts in accounting and auditing.

The KPMG LLP report on the aforementioned audited statutory financial statements of NNY includes explanatory language that states that the financial statements are prepared by NNY using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles. The financial statements are presented fairly, in all material respects, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services.

PART C – OTHER INFORMATION

Item 30.	Exhibits

(a)

Resolution of the Board of Directors of Sun Life Insurance and Annuity Company of New York, dated April 24, 2003, authorizing the establishment of the Registrant. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-105437, filed on May 21, 2003)

(b)	Not applicable

(c)	Underwriting Contracts:

(1)

Principal Underwriting Agreement between Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc., dated February  1, 2003. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-105437, filed on May 21, 2003)

(2)

Amendment One to Principal Underwriting Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-6, File No. 333-105437, filed on April 27, 2010)

(3)

Amendment Two to Principal Underwriting Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-6, File No. 333-105437, filed on April 27, 2010)

(4)

Sales Operations and General Agent Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-6, File No. 333-147646, filed on April 27, 2012)

(5)	Principal Underwriting Agreement between Delaware Life Insurance Company of New York and 1851 Securities, Inc., filed herewith

(6)	Form of Assignment and Novation of Sales Agreement to 1851 Securities, Inc., filed herewith

(d)	Contracts:

(1)

Flexible Premium Combination Fixed and Variable Life Insurance Policy. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-147646, filed on July 29, 2009)

(2)

Flexible Premium Combination Fixed and Variable Life Insurance Certificate. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-147646, filed on July 29, 2009)

(3)	Accelerated Death Benefit Rider. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(4)	Payment of Stipulated Premium Rider. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(5)	Waiver of Monthly Deductions Rider. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(6)	Charitable Giving Benefit Rider. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(7)	Enhanced Cash Surrender Value Rider. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(8)	Loan Lapse Protection Rider. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(9)	Long Term Accumulation Rider. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(10)	Travel Assistance Endorsement. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(e)	Applications:

(1)

Application for Flexible Premium Combination Fixed and Variable Life Insurance Certificate. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-147646, filed on November 27, 2007)

(2)	Application for Scheduled Increases. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6, File No. 333-147646, filed on April 27, 2010)

(f)	Depositor Certificate of Incorporation and By-Laws:

(1)	Certificate of Incorporation of Nassau Life Insurance Company (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-239742, filed on July 8, 2020)

(2)	By-laws of Nassau Life Insurance Company (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-239742, filed on July 8, 2020)

(3)	Resolutions of the Board of Directors of Nassau Life Insurance Company approving the merger of Delaware Life Insurance Company of New York with and into Nassau Life Insurance Company, filed herewith

(g)	Specimen Reinsurance Contract. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-100829, filed on October 30, 2002)

(h)	Participation Agreements:

(1)

Participation Agreement dated April 17, 2000 by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N- 4, File No. 333-67864, filed on November 6, 2002)

(2)

Amended and Restated Participation Agreement dated September 1, 2004 among Variable Insurance Products Funds, Fidelity Distributors Corporation and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to Post-Effective Amendment No.  1 to the Registration Statement on Form N-4, File No. 333-119151, filed on May 2, 2005)

(3)

Participation Agreement dated May 1, 2001 by and among Sun Life Assurance Company of Canada (U.S.), Clarendon Insurance Agency, Inc., Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed on July 27, 2001)

(4)

Participation Agreement dated September 16, 2002 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Registration Statement on Form N-4, File No. 333-102278, filed December 31, 2002)

(5)

i.

Participation Agreement, dated February 17, 1998, by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No.  13 to the Registration Statement on Form N-4, File No. 033-41628, filed on April 23, 1999)

ii.

Amendment 3, dated April 17, 2000, to the Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs  & Co., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-136433, filed on August 9, 2006)

(6)

Participation Agreement, dated August 1, 2003, by and among Sun Life Insurance and Annuity Company of New York, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-136433, filed on August 9, 2006)

(7)

Participation Agreement, dated September 30, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, First Eagle Sogen Variable Funds, Inc. and Arnhold and S. Bleichroeder, Inc. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-143353, filed on May 30, 2007)

(8)

Participation Agreement, dated September 16, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, File No. 333-59662, filed on February 26, 2003)

(9)

Participation Agreement, dated December 1, 2004, by and among Wanger Advisors Trust, Columbia Funds Distributor, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-136435, filed on August 9, 2006)

(10)

Participation Agreement, dated October 1, 2006, by and among Sun Life Insurance and Annuity Company of New York, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc. and Morgan Stanley Investment Management Inc. (Incorporated herein by reference to  Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6, File No. 333-136435, filed on January 18, 2007)

(11)

Participation Agreement, dated May 1, 2004, by and among Sun Life Insurance and Annuity Company of New York, Van Kampen Life Investments Trust, Van Kampen Funds Inc., Van Kampen Asset Management. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, File 333-105438, filed on May 2, 2005)

(12)

Participation Agreement, dated December 31, 2002, by and among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to Post-Effective Amendment No.  3 to the Registration Statement on Form N-6, File 333-105438, filed on May 2, 2005)

(13)

Participation Agreement, dated April 1, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Independence Life and Annuity Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-111688, filed on April 27, 2007)

(14)

Participation Agreement, dated April 1, 2007, by and among Sun Life Assurance Company of Canada (U.S.), M Fund, Inc., M Financial Investment Advisers, Inc. and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-143354, filed on May 30, 2007)

(15)

i.

Participation Agreement, dated May 13, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Merrill Lynch Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-6, File No. 333-111688, filed on December 30, 2005)

ii.

Amendment 1, dated October 1, 2006, to the Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, FAM Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment 1 to the Registration Statement on Form N-6, File No. 333-136435, filed on April 27, 2007)

(16)

Participation Agreement, dated December 10, 2012, by and among MFS Variable Insurance Trusts I, II and III, Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York

and MFS Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 24 to the Registration Statement on Form N-6, File No. 333-65048, filed on December 10, 2012)

(i)	Administrative Contracts

(1)	Transition Services Agreement between Nassau Life Insurance Company and Delaware Life Insurance Company, filed herewith

(j)	Not applicable

(k)	Opinion and consent of counsel, filed herewith

(l)	Not applicable

(m)	Not applicable

(n)	Consents of Independent Registered Public Accounting Firm, filed herewith

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)	Not applicable.

(s)	Powers of attorney:

(1)

Powers of attorney for Phillip J. Gass, David Monroe, Kostas Cheliotis, Thomas M. Buckingham, Leanne M. Bell, Kevin J. Gregson, Leland C. Launer, Thomas A. Williams, and Christine Janofsky, filed herewith

Item 31.	Directors and Officers of the Depositor

The following are the directors and officers of Nassau Life Insurance Company (“NNY”). Unless otherwise noted, each director’s and officer’s principal business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Depositor
Phillip Gass	President, Chief Executive Officer and Director

Thomas Buckingham	Vice President, Chief Growth Officer and Director

Kostas Cheliotis	Vice President, General Counsel, Secretary and Director

David Czerniecki	Vice President, Chief Investment Officer

Thomas Williams	Director

Leanne Bell	Director

Kevin Gregson	Director

Leland Launer	Director

Christine Janofsky	Vice President, Chief Financial Officer and Treasurer

Jacqueline Bamman	Vice President and Chief People Officer

Justin Banulski	Vice President, Investment Accounting

Dana Battiston	Vice President and Actuary

Jan Buchsbaum	Vice President and Chief Product Officer

Olga Buland	Vice President

Sam S.F. Caligiuri	Vice President, Assistant Secretary and Chief Compliance Officer

Steve L. Carlton	Vice President

Michael Donovan	Vice President and Chief Actuary

David Monroe	Vice President and Chief Accounting Officer

John Murphy	Vice President and Corporate Auditor

Vernon Young	Vice President and Group Chief Risk Officer

Susan Zophy	Vice President, Chief Service Officer

Paul Tyler	Chief Marketing Officer

Susan L. Guazzelli	Assistant Treasurer

Ping Shao	Deputy Chief Compliance Officer and Anti-Money Laundering Officer

Barry Stopler	Assistant Treasurer

John McKeown	Assistant Treasurer

Item 32.	Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of NNY, a stock life insurance company incorporated under the laws of the State of New York. NNY is an indirect subsidiary of Nassau Financial Group L.P. An organization chart of Nassau Financial Group L.P. is set forth below.

Nassau Financial Group L.P. (Cayman) (Individuals) [Contract]

Nassau Financial Group L.P. (Cayman) [Contract]

Nassau Asset Management LLC (Delaware) [100%]

Nassau CorAmerica LLC (Delaware) [100%]

Nassau CorAmerica Loan Company LLC (Delaware) [100%]

Nassau CorAmerica Advisors LLC (Delaware) [100%]

Nassau Corporate Credit LLC (Delaware) [100%]

NCC CLO Manager LLC (Delaware) [100%]

NCC Management LLC (Delaware) [100%]

Nassau Private Credit LLC (Delaware) [100%]

Nassau Private Credit GP LLC (Delaware) [100%]

Nassau Private Credit Onshore Fund LP (Delaware) [Contract]

Nassau Private Credit Master Fund LP (Kentucky) [Contract]

Nassau Private Credit Offshore Fund LP (Kentucky) [Contract]

NPC SGP LLC (Delaware) [100%]

Nassau NCC Blocker (UK) Ltd. (Cayman) [100%]

NCC Management (UK) Ltd. (Great Britain) [100%]

Nassau Corporate Credit (UK) LLP (Great Britain0 [99%]

Nassau Alternative Investments LLC (Delaware) [100%]

NAMCO Services LLC (Delaware) [100%]

Nassau Distribution Holdco, LLC

NSRE Saybrus Holdings, LLC (Delaware) [100%]

Nassau Insurance Group Holdings GP, LLC (Delaware) [Contract]

Nassau Insurance Group Holdings, L.P. (Delaware) [Contract]

The Nassau Companies (Delaware) [100%]

Nassau Life and Annuity Company (Connecticut) [100%]

Lynbrook Re, Inc. (Vermont) [100%]

Nassau Life Insurance Company of Kansas (Kansas) [100%]

Sunrise Re, Inc. (Vermont) [100%]

Nassau Re/Imagine LLC

The Nassau Companies of New York (Delaware) [100%]

Nassau CLO SPV-I LLC (Delaware) [56%] (2)

Nassau CLO SPV-II LLC (Delaware) [54.34%] (3)

Nassau Employee Co-Invest Fund I LLC (Delaware) [51%] (4)

Nassau Life Insurance Company [100%]

PM Holdings, Inc. (Connecticut) [100%]

Phoenix Founders, Inc. (Connecticut) [100%]

Nassau 2019 CFO LLC (Delaware) [76.73%] (5)

Nassau 2019 CFO Fund LLC (Delaware) [100%]

Foresters Financial Holding Company, Inc.(DE) [100%]

Nassau Reinsurance LLC (Delaware) [100%]

NSRE BD Holdco LLC (Delaware) [100%]

1851 Securities, Inc. (Delaware) [100%]

Item 33.	Indemnification

Section 6.1 of the By-laws of NNY provides as follows:

To the full extent permitted by the laws of the State of New York, NNY shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person’s testator or intestate:

(1)	is or was a director, officer or employees of the company; or

(2)

serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the company, and at the time of such services, was a director, officer or employee of the company against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the company seeking indemnification may be entitled.

In addition, the directors and officers of the company are insured against certain liabilities arising out of their conduct in such capacities. The coverage is subject to certain terms and conditions and to the specified coverage limit set forth in the applicable policies.

Under the terms of the underwriting agreement between NNY and 1851 Securities, Inc., NNY will indemnify and hold harmless 1851 Securities, Inc. for any expenses, losses, claims, damages or liabilities (including attorney fees) incurred by reason of any material misrepresentation or omission in a registration statement or prospectus for a variable insurance product for which 1851 Securities, Inc. serves as principal underwriter; provided, however, NNY shall not be required to indemnify for any expenses, losses, claims, damages or liabilities which have resulted from the negligence, misconduct or wrongful act of 1851 Securities, Inc.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34.	Principal Underwriters

(a)

1851 Securities, Inc. is the principal underwriter for the contracts supported by the Registrant. 1851 Securities, Inc. acts as principal underwriter for the following investment companies (including the Registrant): First Investors Life Variable Annuity Fund C, First Investors Life Variable Annuity Fund D, First Investors Life Level Premium Variable Life Insurance (Separate Account B); First Investors Life Separate Account E, and First Investors Life Variable Annuity Fund A; Nassau Life Separate Account C; Nassau Life Separate Account D; Nassau Life Variable Accumulation Account; Nassau Life Variable Universal Life Account; PHL Variable Accumulation Account; PHL Variable Accumulation Account II; PHLVIC Variable Universal Life Account; Nassau Life and Annuity Variable Universal Life Account; Delaware Life NY Variable Account A; Delaware Life NY Variable Account B; Delaware Life NY Variable Account C; Delaware Life NY Variable Account D; and KBL Variable Account A. These investment companies are separate accounts of NNY or affiliates thereof. 1851 Securities, Inc. does not serve as depositor, sponsor, or investment adviser to any investment companies.

(b)	The following are the directors and officers of 1851 Securities, Inc. Each director’s and officer’s business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Principal Underwriter
Stephen Anderson	President, Chief Compliance Officer and Director
Thomas Buckingham	Chairperson and Director
Susan Guazzelli	Vice President, Treasurer and Director
Ping Shao	Secretary
Peter Hosner, Jr.	Chief Financial Officer

(c)

1851 Securities, Inc. did not receive, directly or indirectly, any commissions or other compensation from the Registrant during the Registrant’s last fiscal year. The following commissions and other compensation were received by Clarendon Insurance Agency, Inc., the former principal underwriter for the Contracts described in this Registration Statement, directly or indirectly, from the Registrant during the Registrant’s last fiscal year (all such compensation was paid by Delaware Life Insurance Company of New York):

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Clarendon Insurance Agency, Inc.	None	None	None	None

Item 35.	Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by NNY at One American Row, Hartford, Connecticut 06102-5056.

Item 36.	Management Services

Not applicable.

Item 37.	Fee Representation

NNY represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by NNY under the Certificates.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 5th day of July, 2023.

DELAWARE LIFE NY VARIABLE ACCOUNT D (Registrant)

By:	/s/ Phillip J. Gass
Phillip J. Gass
President and Chief Executive Officer, Nassau Life Insurance Company

NASSAU LIFE INSURANCE COMPANY (Depositor)

By:	/s/ Phillip J. Gass
Phillip J. Gass
President and Chief Executive Officer, Nassau Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Phillip J. Gass Phillip J. Gass*	President, Chief Executive Officer and Director (Principal Executive Officer)	July 5, 2023

/s/ Christine Janofsky Christine Janofsky*	Chief Financial Officer, Vice President and Treasurer (Principal Financial Officer)	July 5, 2023

/s/ David Monroe David Monroe*	Chief Accounting Officer and Vice President (Principal Accounting Officer)	July 5, 2023

/s/ Leanne M. Bell	Director	July 5, 2023
Leanne M. Bell*

/s/ Kostas Cheliotis	Director	July 5, 2023
Kostas Cheliotis

/s/ Leland C. Launer	Director	July 5, 2023
Leland C. Launer*

/s/ Thomas M. Buckingham	Director	July 5, 2023
Thomas M. Buckingham*

/s/ Thomas A. Williams	Director	July 5, 2023
Thomas A. Williams*

/s/ Kevin J. Gregson	Director	July 5, 2023
Kevin J. Gregson*

*By: /s/ Kostas Cheliotis
Kostas Cheliotis (Attorney-in-Fact pursuant to powers of attorney filed herewith)
Date: July 5, 2023

INDEX OF EXHIBITS

(c)(5)	Principal Underwriting Agreement between Delaware Life Insurance Company of New York and 1851 Securities, Inc.

(c)(6)	Form of Assignment and Novation of Sales Agreement to 1851 Securities, Inc.

(f)(3)	Resolutions of the Board of Directors of Nassau Life Insurance Company approving the merger of Delaware Life Insurance Company of New York with and into Nassau Life Insurance Company

(i)(1)	Transition Services Agreement between Nassau Life Insurance Company and Delaware Life Insurance Company

(k)	Opinion and consent of counsel

(n)	Consents of Independent Registered Public Accounting Firm

(s)(1)	Powers of attorney for Phillip J. Gass, David Monroe, Kostas Cheliotis, Thomas M. Buckingham, Leanne M. Bell, Kevin J. Gregson, Leland C. Launer, Thomas A. Williams, and Christine Janofsky